SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

(x) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended September 27, 1997
            OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the transition period from _________________ to ____________ Commission file number_____________.

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Magnetics Corporation Employee Stock Purchase Plan (the "Plan")

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

            Applied Magnetics Corporation
            75 Robin Hill Road
            Goleta, California 93117


Financial Statements                                                  Page
                                                                      -----
      Report of Independent Public Accountants                          3

      Statements of Financial Condition -
      September 27, 1997 and September 28, 1996                         4

      Statements of Changes in Plan Equity for the
      years ended September 27, 1997, September 28, 1996 and
      September 30, 1995                                                5

      Notes to Financial Statements, September 27, 1997                 6

Schedules are not submitted because they are not applicable or not required or because the required information is included elsewhere in the financial statements or notes thereto.

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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                    APPLIED MAGNETICS CORPORATION
                                    EMPLOYEE STOCK PURCHASE PLAN



Date: December 3, 1997              By: /s/ Mayellen Banister
                                        Mayellen Banister
                                        Committee Member



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      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Employee Stock Purchase Plan Committee of the
   Applied Magnetics Corporation
   Employee Stock Purchase Plan:


      We have audited the accompanying statements of financial condition of the APPLIED MAGNETICS CORPORATION EMPLOYEE STOCK PURCHASE PLAN (the "Plan") as of September 27, 1997 and September 28, 1996, and the related statements of changes in Plan equity for each of the three years in the period ended September 27, 1997. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of September 27, 1997 and September 28, 1996, and the changes in Plan equity for each of the three years in the period ended September 27, 1997, in conformity with generally accepted accounting principles.


                               ARTHUR ANDERSEN LLP


Los Angeles, California
December 3, 1997

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                        APPLIED MAGNETICS CORPORATION
                        EMPLOYEE STOCK PURCHASE PLAN

                      STATEMENTS OF FINANCIAL CONDITION

                                                            As of
                                                -----------------------------
                                                September 27,   September 28,
ASSETS                                                 1997           1996
                                                -----------------------------
Investments in common stock of
Applied Magnetics Corporation,
at market value (cost of $608,318
in 1997 and $612,440 in 1996)                      $1,804,622     $1,164,824

Cash                                                      492            111

Contributions due from participants                    25,179         20,500
                                                   ----------     ----------
                                                   $1,830,293     $1,185,435
                                                   ==========     ==========



LIABILITIES AND PLAN EQUITY

Excess contributions from
   Applied Magnetics Corporation
   at market value (cost of $223,736
   in 1997 and $206,465 in 1996)                   $  830,320     $  411,894

Plan equity                                           999,973        773,541
                                                   ----------     ----------
                                                   $1,830,293     $1,185,435
                                                   ==========     ==========


The accompanying notes to financial statements are an integral part of these statements.

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                            APPLIED MAGNETICS CORPORATION
                            EMPLOYEE STOCK PURCHASE PLAN

                        STATEMENTS OF CHANGES IN PLAN EQUITY



                                           For the Years Ended
                                    -------------------------------------------
                                    September 27,   September 28, September 30,
                                         1997            1996          1995
                                    -------------------------------------------
Contributions from participants      $ 249,308       $ 180,537      $ 154,541

Contributions from Applied
   Magnetics Corporation, net
   of forfeitures                      220,763          68,371          5,903

Distributions to participants         (813,758)       (376,016)      (397,887)

Net appreciation of investments        570,119          68,850        725,095
                                     ---------       ---------      ---------

Increase (decrease) in plan equity     226,432         (58,258)       487,652

Plan equity, beginning of year         773,541         831,799        344,147
                                     ---------       ---------      ---------


Plan equity, end of year             $ 999,973       $ 773,541      $ 831,799
                                     =========       =========      =========


The accompanying notes to financial statements are an integral part of these statements.



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                         APPLIED MAGNETICS CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS
                              September 27, 1997



Note 1.      Description

      The following description of the Applied Magnetics Corporation Employee Stock Purchase Plan (The "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established by Applied Magnetics Corporation (the "Company") on November 2, 1979, and is offered to employees of Applied Magnetics Corporation and certain of its subsidiaries. The Plan is a broad-based nonqualified Employee Stock Purchase Plan. The Plan is administered by the Employee Stock Purchase Plan Committee (the "Committee") consisting of one member of the Company's management appointed by the Board of Directors of the Company. All expenses of the Plan are paid by the Company. Expenses paid by the Company for the years ended September 27, 1997, September 28, 1996 and September 30, 1995 were immaterial.

      Participation in the Plan is entirely voluntary and open to each full-time employee 18 years of age or older who has been with the Company or participating subsidiaries for at least six full months of continuous employment. Shares purchased under the Plan are limited to the Company's common stock and accordingly the participant's only option is to purchase the Company's common stock. Each participating employee must contribute a minimum of 2 percent of his or her compensation and may also make voluntary contributions up to a maximum of an additional 4 percent of their compensation depending on the length of service with the Company.

      The Company contributes shares of its common stock and/or cash equal in aggregate value to one-third of the value of the common stock purchased by the participants' total contributions. At September 27, 1997, the Company had contributed shares in excess of the amount required by the Plan. The aggregate value of these excess contributions, stated at fair value as of September 27, 1997 and September 28, 1996 is reflected as a liability under the caption "Excess contributions from Applied Magnetics Corporation" in the accompanying statements of Financial Condition." The excess contributions can be used by the Company to offset future contributions required by the Plan. The Plan allows the Company to withdraw the excess contributions from the Plan.


Note 2.     Summary of Accounting Policies

BASIS OF ACCOUNTING:
      The accompanying financial statements are prepared on the accrual basis of accounting.

RECLASSIFICATIONS:
      Certain previously reported amounts have been reclassified to conform with current year presentation.


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USE OF ESTIMATES:
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in Plan equity during the reporting period. Actual results could differ from those estimates.

PAYMENT OF BENEFITS:
      Benefits are recorded when paid.

Note 3.     Plan Vesting

      All voluntary contributions are 100 percent vested and non-forfeitable. Company contributions will become 100 percent vested and non-forfeitable upon the earliest occurrence of: (1) the termination of the Plan, (2) the termination of the participant's employment with the Company on or after the attainment of age 65, (3) the termination of the participant's employment with the Company by reason of the participant's death, total disability or layoff (as defined),
(4) the termination of the participant's employment with the Company on or after the attainment of age 55 and the completion of a minimum of 15 years of service with the Company, and when the age and years of service sum to 75 years or greater, or (5) the February 1, immediately following the expiration of two years from the end of the Plan year in which the contributions were made.
At September 27, 1997, unvested Company contributions had a market value of $523,698, which was included in "Investments in common stock of Applied Magnetics Corporation" in the accompanying Statements of Financial Condition. Amounts shown as "Contributions from Applied Magnetics Corporation, net" in the accompanying Statements of Changes in Plan Equity are net of forfeitures. Forfeitures offset against contributions from the Company for fiscal years 1997, 1996 and 1995 were $37,035, $12,988 and $52,068, respectively. There were no material forfeitures outstanding as of September 27, 1997, and September 28, 1996.

Note 4.     Investments

      Robertson Stephens & Company has been retained by the Committee to act as custodian over the assets of the Plan. All investments must be made in the Company's common stock and consisted of 53,970 and 65,165 shares at September 27, 1997 and September 28, 1996, respectively. The Company's common stock is valued at its quoted market price. The closing sales prices of the Company's common stock on the New York Stock Exchange on September 27, 1997 and December 3, 1997, were $33.4375 and $15.2500, respectively.

Note 5.     Participant Withdrawals and Distributions

      Withdrawals and distributions allocated to accounts of participants who have withdrawn from participation in the equity of the Plan as of September 27, 1997, but have not received such amounts until October, 1997 are not reflected in liabilities and are included in "Plan equity" at September 27, 1997. Withdrawals and distributions included in "Plan equity" as of September 27, 1997, and September 28, 1996 are as follows:

                                                   1997          1996
                                                  ------        ------
Payable to withdrawing participants              $15,047       $ 4,755
                                                 =======       =======

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Note 6.     Net Appreciation/(Depreciation) of Investments

      Net appreciation/(depreciation) included in investments for the years ended September 27, 1997, September 28, 1996 and September 30, 1995 were as follows:

                                     1997         1996          1995
                                     ----         ----          ----
Balance, beginning of year       $  552,384   $  590,446    $ (355,473)
Net appreciation/(depreciation      643,920      (38,062)      945,939
                                 ----------   ----------    ----------
Balance, end of year             $1,196,304   $  552,384    $  590,466
                                 ==========   ==========    ==========

The amounts shown as "Net appreciation of investments" in the accompanying Statements of Changes in Plan Equity, are primarily comprised of the difference between the net appreciation/(depreciation) of investments and the net appreciation/(depreciation) in the excess contributions from Applied Magnetics.

Note 7.     Plan Termination

     Although it has not expressed any intention to do so, the Company has the right, under the terms of the Plan document to amend or terminate the Plan at anytime. In event of Plan termination, participants will become fully vested in all Plan assets, excluding excess contributions at that date which will be remitted back to the Company.

Note 8.     Federal Income Tax Status

     The Company has received a private letter ruling from the Internal Revenue Service with regard to the Federal income tax consequences of the Plan. The Plan is a broad-based non-qualified Employee Stock Purchase Plan. In accordance with this letter and Section 83 of the Internal Revenue Code of 1986, as amended, Company contributions generally become taxable to participants on the date they vest in an amount equal to the market value of the stock which vests on such date, unless certain elections are made.

      There is no taxable income associated with the Plan, and no income taxes have been provided for in the accompanying financial statements since the income taxes are the obligation of the participants.


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